October 31, 2019

Andrew Wilson
Chief Executive Officer
Electronic Arts, Inc.
209 Redwood Shores Parkway
Redwood City, California 94065

       Re: Electronic Arts, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           File No. 000-17948

Dear Mr. Wilson:

       We have reviewed your September 12, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our August 28,
2019 letter.

Form 10-K for the Fiscal Year Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33

1. We note from your response to prior comment 1 that growth in extra content has been critical to your digital transformation. With a view toward future disclosure of this trend, please provide qualitative and quantitative analysis disclosure of extra content sales. Such analysis should explain the trends and underlying causes for increases across your live services and mobile revenues attributable to those sales of extra content. See Item
      303(a)(3) of Regulation S-K and the related Instructions to paragraph 303(a).
Consolidated Financial Statemetns
Description of the Business and Basis of Presentation
Revenue Recognition, page 53
 Andrew Wilson
Electronic Arts, Inc.
October 31, 2019
Page 2
2. Your response to prior comment 2 indicates that the estimated offering period for future update rights and the online hosting service are the same for in-game content and full game sales. Please help us understand why revenue for in-game content would not begin to be recognized when the content was purchased. In addition, please indicate whether the estimated offering period for sales of in-game content can exceed the estimated service period of the updates rights and the online hosting services or whether you extend the estimated service periods for the sold items.
3. We are continuing to evaluate your responses to prior comments 3 of our letters dated July
         18, 2019 and August 28, 2019, and may have additional comments.
4. We note from your disclosures on page 29 that games sold at retail have a composite offering period equal to the online gameplay period plus time in the channel and the service related performance obligations are generally recognized over an estimated nine month period beginning in the month after shipment. Please help us understand why revenue for these performance obligations does not begin to be recognized upon a sale of a game to the end user.
5. Your response to prior comment 6 indicates that your subscription offerings provide subscribers with a license to current games included with the subscription. Please further clarify how you considered ASC 606-10-25-21 in determining that the license does not represent a separate performance obligation. In addition, please help us understand if you believe the standalone selling price of licenses in arrangements that extend beyond one month would be significant.
      You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or
Craig
Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.



FirstName LastNameAndrew Wilson                              Sincerely,
Comapany NameElectronic Arts, Inc.
                                                             Division of
Corporation Finance
October 31, 2019 Page 2                                      Office of
Technology
FirstName LastName